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SEC FILE NUMBER
8- 46591

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Round Hill Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

RECD S.E.C.
APR 2 1 2003
513

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
3191 Danville Blvd
(No. and Street)

Alamo	California	94507
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dave Banerjee, (818) 382-7720
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Brian W. Anson, CPA
(Name — *if individual, state last, first, middle name*)

5464 Yarmouth Ave., #59	Encino	California	91316
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 01 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Dave Banerjee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Round Hill Securities, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

FINOP

Title

Notary Public



TAMMY MACCHIA
Commission # 1239322
Notary Public - California
Los Angeles County
My Comm. Expires Nov 19, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL
PROCESSING
SECTION
RECEIVED
APR 2 1 2003
WASH, D.C.
155

ROUND HILL SECURITIES, INC.

FINANCIAL STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2002

ROUND HILL SECURITIES, INC.

Table Of Contents

BRIAN W. ANSON
Certified Public Accountant
5464 Yarmouth Avenue # 59, Encino, CA 91316 • (818) 342-4299

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Round Hill Securities, Inc
Alamo, California

I have audited the accompanying statement of financial condition of Round Hill Securities, Inc. as of December 31, 2002 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Round Hill Securities, Inc. as of December 31, 2002 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

This opinion is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Brian W. Anson
Certified Public Accountant
Encino, California
February 25, 2003

ROUND HILL SECURITIES, INC.

Statement of Financial Condition
December 31, 2002

ASSETS

Cash and cash equivalents	$248,337
Receivable from broker-dealers and clearing organizations	1,255,011
Receivable from affiliate	831,590
Securities owned:	
Marketable, at market value	44,200
Not readily marketable, at estimated fair value	53,300
Furniture and equipment at cost net of accumulated depreciation of $239,356	62,842
Prepaid and other assets	150,034
Total assets	$2,645,314

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$366,715
Commissions payable	762,377
Capital lease obligation	32,306
Total liabilities	1,161,398
COMMITMENTS AND CONTINGENT LIABILITIES	
SUBORDINATED BORROWINGS	1,000,000
STOCKHOLDERS' EQUITY:	
Common stock (no par value 10,000 shares authorized 687 shares issued and outstanding)	1,375,005
Retained earnings (deficit)	(891,089)
Total stockholders' equity	483,916
Total liabilities and stockholders' equity	$2,645,314

The accompanying notes are an integral part of these financial statements.

ROUND HILL SECURITIES, INC.

Statement of Income
For the year ended December 31, 2002

REVENUE:	
Commissions	$22,676,816
Principal transaction fees	3,311,967
Trading	626,711
Interest and dividends	1,626,792
Other income	470,396
Total income	28,712,682
EXPENSES	
Commissions	20,124,763
Employee compensation and benefits	3,045,130
Floor brokerage, exchange and clearing fees	2,795,943
Communications and data processing	347,705
Interest	16,698
Occupancy	459,351
Other expenses	2,004,486
Total expenses	28,794,076
LOSS BEFORE INCOME TAXES	(81,394)
INCOME TAX BENEFIT (NOTE 5)	51,624
NET LOSS	($29,770)

The accompanying notes are an integral part of these financial statements.

ROUND HILL SECURITIES, INC.

Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2002

	Common Stock	Retained Deficit	Total Stockholers' Equity
Beginning Balance January 1, 2002	$1,375,005	($861,319)	$513,686
Net Loss		(29,770)	(29,770)
Ending Balance December 31, 2002	$1,375,005	($891,089)	$483,916

The accompanying notes are an integral part of these financial statements.

ROUND HILL SECURITIES, INC.

Statement of Cash Flows
For the year ended December 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	($29,770)
Adjustments to reconcile net loss to net cash used in operating activities	
Depreciation	31,283
(Increase) decrease in:	
Deposits with clearing firm	254,143
Receivables broker-dealers and clearing brokers	(847,451)
Receivable from affiliates	(50,349)
Securities owned	(73,610)
Prepaid expenses and other assets	54,904
Increase (decrease) in:	
Commissions payable	(94,486)
Accounts payable and accrued expenses	(81,465)
Securities sold, not yet purchased	(8,901)
Total adjustments	(815,932)
Net cash used in operating activities	(845,702)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of furniture and equipment	(18,261)
Net cash used in investing activities	(18,261)
CASH FLOWS FROM FINANCING ACTIVITIES	
Payments on capital lease obligations	(12,650)
Net cash used in financing activities	(12,650)
Decrease in cash	(876,613)
Cash beginning of year	1,124,950
Cash end of year	$248,337
Supplemental cash flow disclosures	
Interest	$22,719
Income taxes	$800

The accompanying notes are an integral part of these financial statements.

ROUND HILL SECURITIES, INC.

Notes to Financial Statements
December 31, 2002

(1) Organization:

Round Hill Securities, Inc. ("the Company") was incorporated in the State of California in 1993. The NASD approved the Company for membership on December 8, 1993. The Company is currently registered in 50 states and is a wholly owned subsidiary of Round Hill Holdings, Inc. ("Holdings"). The company's primary source of revenue is commissions generated from customer transactions.

(2) Significant accounting policies:

Customer and Proprietary Securities Transactions
The Company clears all customers' transactions on a fully disclosed basis in accordance with clearing agreements with Bear Stearns Securities Corporation ("BSSC") and Fiserv Correspondent Services, Inc. ("FCSI"). The Company promptly transmits all funds and delivers all securities received in connection with its activities as a broker of customer securities to BSSC or FCSI and does not otherwise hold funds or securities for, or owe money or securities to, customer. Commission income and expenses and related clearing charges generated from customer securities transactions are recorded on a trade date basis as the transaction occurs.

The Company, in its capacity as a securities dealer, records proprietary securities transactions in regular-way trades on the trade date, as if they had settled. Profit and loss arising from all proprietary securities transactions entered into and for the account and risk of the Company are recorded on a trade date basis. In connection with these proprietary securities transactions, the Company will have amounts receivable and payable to their clearing broker for these transactions that have not reached their contractual settlement date. These receivables and payables are recorded net on the statement of financial conditions.

Securities Owned
Securities owned consists of debt and equity securities, and are stated at market value with related changes in unrealized appreciation or depreciation reflected in interest, trading, and investment income. The Company owns stocks and options of Nasdaq, Inc. acquired in a private placement as a spin off of the firm's NASD membership this is carried at a cost basis of $53,300.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with maturities of 90 days or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

Depreciation
Depreciation is provided on a straight-line basis using estimated useful lives of the assets, which range from three to seven years.

(3) Receivables from Broker-Dealers and Clearing Broker

Amounts receivable from broker-dealer and clearing brokers consist of cash deposits at the Company's clearing brokers and commissions receivable from the clearing brokers, life insurance companies and mutual funds companies arising from customer securities transactions.

(4) Subordinated Borrowings

In July 1998, the Company entered into a subordinated loan agreement for $1,000,000 that matures June 30, 2008. Interest is paid monthly at the federal funds rate. These borrowings are available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. To the extent that such borrowings are for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

(5) Income Taxes

The Company computes its income taxes under Statement of Financial Accounting Standard No. 109 "Accounting for Income Taxes" ("SFAS 109") Under SFAS 109, the difference between the financial statement and tax basis of assets and liabilities is computed annually. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce deferred tax asset accounts that will more likely than not be realized. Income tax expense is the current tax payable or refundable for the period, plus or minus the net changes in the deferred tax asset and liability account.

The Company is included in a consolidated federal income tax return and combined state income tax return of Holdings. Pursuant to a tax sharing agreement with Holdings, the Company's share of combined federal and state income taxes is computed as if the Company filed separate returns.

The components of the income tax benefit for the year ended December 31, 2002 are as follows:

Current:	
Federal	$ (52,424)
State	800
Tax Benefit	$ (51,624)

The Company's effective tax rate differs from the federal statutory rate due primarily to state taxes and nondeductible expenses. At December 31, 2002, deferred tax assets and liabilities were not significant.

The net Federal tax receivable of $51,624 is included in receivable from affiliates and brokers.

(6) Operating Leases

The Company has obligations under operating leases with initial non-cancelable terms in excess of one year expiring at various dates through 2008. Certain leases contain renewal options and escalation clauses. The Company also receives rental income from non-cancelable subleases for office space. Aggregate annual rentals for office space and equipment and aggregate annual rental income to be received at December 31, 2002 are approximately as listed below:

	Minimum Rental Payments	Minimum Rentals to Be Received Under Subleases	Total
2003	$ 778,823	$ 143,589	$ 635,234
2004	654,631	70,236	584,395
2005	482,394	11,706	470,688
2006	475,824	-	475,824
2007	245,652	-	245,652
	$2,637,324	$ 225,531	$2,411,793

(7) Capital Leases

The Company's property under capital leases, which are included in furniture and equipment, is summarized as follows:

Equipment	$ 60,610
Less: Accumulated depreciation	(37,467)
	$ 23,143

The Company leases equipment under two capital lease obligations, which expire in 2003 and 2005. The leases call for 36 and 60 equal monthly payments of $345 and $1,215, respectively.

Future minimum lease payments required under the capital leases are as follows:

Year ended	Amount
December 31, 2003	15,273
December 31, 2004	14,582
December 31, 2005	9,721
	$ 39,576

(8) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined, not to exceed 15 to 1. At December 31, 2002, the Company had net capital of $349,451 of which $249,451 was in excess of its required net capital. The Company's ratio of aggregate indebtedness to net capital was 3.32 at December 31, 2002, which is less than the 15:1 limit.

(9) Risk Concentrations

At December 31, 2002, the Company held deposits at a financial institution, which were in excess of applicable federal insurance limits by $148,337.

Management estimates that 56% revenues were generated in the state of California and 13 % in the state of Ohio.

(10) Related Party Transactions

The Company is 100% owned by Holdings. If these companies were to report on a combined basis the results of operations and financial position could differ significantly. The Company is under common management with Holdings.

Included in receivables from affiliates and brokers at December 31, 2002, is an $831,590 receivable from Holdings which includes a $ 500,000 note receivable. The five-year note matures on July 7, 2004 and caries an interest rate of three quarters of one percent over the broker call rate not to exceed 10%.

(11) Employee Leasing

The Company entered into an employee lease agreement on February 16, 2002 such that the benefits (medical, vacation, etc) and payroll taxes are the liability of the employee leasing company.

(12) Litigation

Due to the nature of this business, the Company is subject from time to time to various threatened or filed legal actions. The Company accrues estimated litigation costs related to any filed legal actions that would not be covered by insurance. Although the amount of ultimate exposure, if any, cannot be determined at this time, the Company does not expect the final outcome of threatened or filed suits to have a material adverse effect on its financial position or operations. The firm accrues the extent of its deductible for cases covered under its insurance policies. Legal fees in excess of the deductible are submitted to insurance carriers and are not accrued on the firm's books. The firm suffered a momentary lapse in insurance coverage, which could prove to be of material consequences.

(13) Financial Instruments with Off-Balance-Sheet Credit Risks

As a securities broker, the Company executes transactions with and on the behalf of customers. The Company introduces these transactions for clearance to a clearing firm on a fully disclosed basis.

In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. These activities may expose the Company to off-balance-sheet risk in the event the customers is unable to fulfill its contracted obligations.

In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at the prevailing market price in order to fulfill the customer's obligation.

The Company seeks to control off-the-balance-sheet credit risk by monitoring its customer transaction and reviewing information it receives from its clearing broker on a daily basis and reserving for doubtful accounts when necessary.

(14) Subsequent Event:

The holding company entered into a letter of intent in February 2003, which will change the control of the securities company to outsiders. The contra party expects to support current management and provide for equity for the firm's expansion into recruiting brokers, which should improve the firm's operating position. The engagement is subject to regulatory approval.

(15) Going Concern:

The firm has incurred two years of continuing losses in a declining market environment. The firm has continued to reduce fixed costs such that it believes it will operate at a break-even level. If market conditions fail to improve, the firm will have to rely on its ability to raise capital.

ROUND HILL SECURITIES, INC.

Statement of Net Capital
Schedule I
December 31, 2002

	Focus 12/31/02	Audit 12/31/02	Change
Stockholders' equity, December 31, 2002	$483,916	$483,916	$0
Add: Subordinated Capital	1,000,000	1,000,000	0
	1,483,916	1,483,916	0
Subtract - Non allowable assets:			
Receivable from affiliate	831,590	831,590	0
Fixed assets	62,842	62,842	0
Nasdaq investment	53,300	53,300	0
Receivable aged over 30 days	30,069	30,069	0
Prepaid and other assets	150,034	150,034	0
Tentative net capital	356,081	356,081	0
Haircuts:	6,630	6,630	0
NET CAPITAL	349,451	349,451	0
Minimum net capital	(100,000)	(100,000)	
Excess net capital	249,451	249,451	0
Aggregate indebtedness	1,161,398	1,161,398	0
Ratio of aggregate indebtedness to net capital	3.32	3.32	

There were no changes between the Focus filed by the firm as of 12/31/2002 and the results of the audit.

The accompanying notes are an integral part of these financial statements.

ROUND HILL SECURITIES, INC.

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2002

The Company is exempt from the Reserve Requirement of Rule 15c3-3

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3
December 31, 2002

The Company is exempt from the Rule 15c3-3 as it relates to possession and Control requirements.

The accompanying notes are an integral part of these financial statements.

BRIAN W. ANSON
Certified Public Accountant
5464 Yarmouth Avenue # 59, Encino, CA 91316 • (818) 342-4299

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

Board of Directors
Round Hill Securities, Inc
Alamo, California

In planning and performing my audit of the financial statements of Round Hill Securities, Inc. for the year ended December 31, 2002, I considered its internal control structure, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures including tests of compliance with such practices and procedures followed by Round Hill Securities, Inc. including test of compliance with such practices and procedures that I considered relevant to objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e). I did not review the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, or (ii) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles.

Board of Directors
Round Hill Securities, Inc
Page Two

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including control activities for safeguarding securities, that I consider to be material weakness as defined above. In addition, my consideration of the internal control structure indicated that the Company was in compliance with the conditions of the exemption under Paragraph (k) (2) (B) of Rule 15c3-3, and no facts came to my attention indicating that such conditions had not been complied with during the period. The scope of my engagement did not include the Anti Money Laundering provision of the U.S. Patriot Act.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Brian W. Anson
Certified Public Accountant
Encino, California
February 25, 2003